EXHIBIT 12.2

TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited)

(In millions except ratio)

Three Months Ended April 1, 2000
Fixed charges:
Interest expense	$109
Distributions on preferred securities of subsidiary trusts, net of income taxes	7
Estimated interest portion of rents	8
Total fixed charges	$124

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$257
Fixed charges (1)	117
Adjusted income	$374

Ratio of income to fixed charges	3.02

(1) Adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes.